Exhibit 1

Release: Contact: Web Page:	IMMEDIATE RELEASE Cecilia Au-Yeung Global-Tech Advanced Innovations Inc. Telephone: Hong Kong (852) 2814-0601 investorrelations@global-webpage.com http://global-webpage.newshq.businesswire.com

GLOBAL-TECH ADVANCED INNOVATIONS ANNOUNCES RECEIPT OF A PRELIMINARY NON-BINDING “GOING PRIVATE” OFFER FOR SHARES OF THE COMPANY

Hong Kong, August 3, 2015 — Global-Tech Advanced Innovations Inc. (NASDAQ: GAI) today announced that its Board of Directors (the “Board”) has received an unsolicited preliminary non-binding proposal letter, dated August 1, 2015, from Mr. John C.K. Sham, President and Chief Executive Officer of the Company, and certain of his controlled or affiliated entities (collectively, the “Acquirer”), proposing a potential offer to acquire all of the outstanding common shares of the Company (the “Offer”) not already beneficially owned or controlled by the Acquirer for $8.75 in cash per share (“Shares”).

According to the proposal letter, the Acquirer plans to form an acquisition company for the purpose of implementing the Offer, and the Offer is intended to be financed with a combination of cash and debt. The proposal letter states that the Acquirer is confident of its ability to timely secure adequate financing to consummate the Offer subject to the terms and conditions set out therein. A copy of the proposal letter is attached hereto as Exhibit A.

The Company’s Board of Directors intends to form a special committee comprised of and selected by independent directors (the “Special Committee”) to consider the proposal and any resulting Offer. The Special Committee is authorized to retain advisors, including an independent financial advisor and legal counsel, to assist it in evaluating any such proposal or Offer.

The Board cautions the Company’s shareholders and others considering trading in its securities since the Board has just received the unsolicited preliminary non-binding proposal letter from the Acquirer and no decisions have been made with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, or that if an offer is received, that such an offer or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Global-Tech Advanced Innovations Inc. is a holding company, owning subsidiaries that manufacture and market electronic components and other related products, such as complementary metal oxide semiconductor (CMOS) camera modules (CCMs). The primary focus of its subsidiaries is to develop and market high-quality products for the communications industry in China and export such products to markets in other countries throughout the world.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities

Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

Exhibit A

August 1, 2015

The Board of Directors
Global-Tech Advanced Innovations Inc.
12/F., Kin Teck Industrial Building
26 Wong Chuk Hang Road
Aberdeen, Hong Kong

Dear Directors:

John C.K. Sham, President and Chief Executive Officer of Global-Tech Advanced Innovations Inc. (the “Company”), and certain of his controlled or affiliated entities (collectively, the “Acquirer”) are pleased to submit this preliminary non-binding proposal to acquire all outstanding common shares (the “Shares”) of the Company not beneficially owned or controlled by the Acquirer in a going-private transaction (the “Acquisition”). Our proposed purchase price for each Share of the Company is $8.75 in cash.

We believe that our proposal provides an attractive opportunity for the Company’s shareholders. Our proposed purchase price represents a premium of approximately 192% to the closing trading price of the Company’s Shares on July 31, 2015 and a premium of approximately 169% and 153% to the average closing trading price during the last 30 and 60 trading days, respectively.

1. Acquirer. The Acquirer, for the purpose of the Acquisition, plans to form an acquisition company for the purpose of implementing the Acquisition.

2. Purchase Price. The consideration payable for each Share of the Company will be $8.75 in cash per Share (other than those Shares held or controlled by the Acquirer that may be rolled over in connection with the Acquisition).

3. Funding. Acquirer intends to finance the Acquisition with a combination of cash and debt and is confident of its ability to timely secure adequate financing to consummate the Acquisition subject to the terms and conditions set out therein.

4. Due Diligence. We believe that we will be in a position to complete customary due diligence for the Acquisition in a timely manner and in parallel with discussions on the definitive agreements. We respectfully ask the board of directors of the Company (the “Board”) to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to potential sources of debt financing subject to a customary form of confidentiality agreement.

5. Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. This proposal is subject to execution of the Definitive Agreements. These documents will provide for representations, warranties, covenants and conditions, which are typical, customary and appropriate for transactions of this type.

6. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Mr. Sham in the Acquisition, we expect that the independent, disinterested members of the Board will proceed to consider the proposed Acquisition. In considering our offer, the Board should be aware that the Acquirer is interested only in acquiring the outstanding Shares that it does not already beneficially own or control, and that the Acquirer does not intend to sell any of its stake (owned or controlled) in the Company to any third party.

7. Confidentiality. The Acquirer will, as required by law, promptly file any document required with the U.S. Securities and Exchange Commission to disclose this proposal. However, we are sure you will agree that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions as provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely yours,

/s/ John C.K. Sham